THE ALLIANCEBERNSTEIN EQUITY INCOME FUND

Item 77-I Terms of new or amended securities

Effective October 15, 2013, the Fund issued one new class of shares, Class Z shares. Class Z represents an interest in the same portfolio of investments of the Fund, has the same rights and is nearly identical in all respects to each other Class, except that (i) Class Z shares do not bear the expense of the initial sales charge (or contingent deferred sales charge, when applicable), (ii) Class Z shares do not bear Rule 12b-1 fees, and (iii) Class Z shares bear lower transfer agency fees.